U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Welch, William J.
   60 East Elizabeth Street
   Skaneateles, NY USA 13152
2. Issuer Name and Ticker or Trading Symbol
   Skaneateles Bancorp, Inc. SKAN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/31/98
If Amendment, Date of Original (Month/Year)

Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   Vice President

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock               |10/22/|X   | |1500              |A  |$3.50      |5016.7069          |D     |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |2501.97            |I     | [1]                       |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Options         |$3.50   |10/22|X   | |           |150| [2] |12/11|Common Stock|3000   | [3]   |1500        |D  |            |
                      |        |/98  |    | |           |0  |     |/00  |            |       |       |            |   |            |
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Stock Options 1       |$5.66   |     |    | |           |   | [4] |10/12|Common Stock|1125   | [5]   |1125        |D  |            |
                      |        |     |    | |           |   |     |/03  |            |       |       |            |   |            |
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Stock Options 2       |$6.83   |     |    | |           |   | [6] |12/20|Common Stock|3000   | [7]   |3000        |D  |            |
                      |        |     |    | |           |   |     |/04  |            |       |       |            |   |            |
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Stock Options 3       |$9.16   |     |    | |           |   | [8] |4/16/|Common Stock|1500   | [9]   |1500        |D  |            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Stock Options 4       |$10.83  |     |    | |           |   | [10]|1/21/|Common Stock|1050   | [11]  |1050        |D  |            |
                      |        |     |    | |           |   |     |07   |            |       |       |            |   |            |
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Stock Options 5       |$19.25  |     |    | |           |   | [12]|2/11/|Common Stock|1500   | [13]  |1500        |D  |            |
                      |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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
Explanation of Responses:
1. By ESOP Trust (100% vested)
2. Options become exercisable 20% per year after the day of grant.
3. Granted under the Skaneateles Bancorp, Inc. Long-term Incentive and Capital Accumulation Plan.
4. Options become exercisable 50% per year after the day of grant.
5. Granted under the Skaneateles Bancorp, Inc. 1991 Long-term Incentive Capital Accumulation Plan.
6. Options become exercisable 20% per year after the day of grant.
7. Granted under the Skaneateles Bancorp, Inc. Long-term Incentive and Capital Accumulation Plan.
8. Options become exercisable 20% per year after the day of grant.
9. Granted under the Skaneateles Bancorp, Inc. Long-term Incentive and Capital Accumulation Plan.
10. Options become exercisable 50% per year after the day of grant.
11. Granted under the Skaneateles Bancorp, Inc. 1991 Long-term Incentive Capital Accumulation Plan.
12. Options become exercisable 50% per year after the day of grant.
13. Granted under the Skaneateles Bancorp, Inc. 1991 Long-term Incentive Capital Accumulation Plan.

William J. Welch
SIGNATURE OF REPORTING PERSON
William J. Welch
DATE
11/10/98